

May 16, 2023

JD Larsen
Chief Financial Officer
Chosen, Inc.
4 S 2600 W
Suite 5
Hurricane, UT 84737

> **Re: Chosen, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Response Dated May 4, 2023**
> **File No. 000-56519**

Dear JD Larsen:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed April 3, 2023

Item 1. Business
Recent Transactions, page 5

1. We read your responses to comments 1, 3, 4 and 5 of our comment letter dated April 17, 2023. Please expand the disclosure in your filing to describe your accounting for each area addressed, in a manner detailed enough for a reader to understand your accounting policies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tej Prakash